Exhibit 99.1

Resignation Letter of David Shing Yim Chau

May 4, 2012

Mr. GUO Wenhua, Chairman

Duoyuan Global Water, Inc.

No. 3 Jinyuan Road

Daxing Industrial Development Zone

Beijing 102600

Peoples Republic of China

Dear Mr. GUO,

RE: Resignation from the Board of Directors

I write to tender my resignation from the Board of Directors of Duoyuan Global Water, Inc. (“DGW”) effective 12:01 am (Beijing time) on the 4th day of May 2012 as I need more time to deal with my other business commitments.

I also write to confirm that I am leaving in good terms with DGW or any of its management and that DGW is authorized to provide copy of this letter to various parties including the United States Securities and Exchange Commission, the New York Stock Exchange, etc. as it thinks fit.

I wish you and DGW the very best in the future.

Very truly yours,

/s/ David Shing Yim Chau